Filed by Wells Fargo & Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Subject Company: Wachovia Corporation
(Commission File No. 001-10000)

Wachovia Corporation

Media		Investors
Mary Eshet	Christy Phillips-Brown	Alice Lehman	Ellen Taylor
704-383-7777	704-383-8178	704-374-4139	212-214-1904

Wells Fargo & Company

Media		Investors
Janis Smith	Larry Haeg	Jim Rowe	Bob Strickland
415-396-7711	612-667-5266	415-396-8216	415-306-0523

WELLS FARGO’S MERGER WITH WACHOVIA TO PROCEED AS
WHOLE COMPANY TRANSACTION WITH ALL OF WACHOVIA’S
BANKING OPERATIONS

Merger on schedule for completion by end of 4th quarter 2008

SAN FRANCISCO, October 9, 2008 – Wells Fargo & Company (NYSE: WFC) said today that it and Citigroup, Inc. (NYSE: C) have terminated discussions concerning a possible sale of certain banking assets of Wachovia Corporation (NYSE: C) and reaffirmed that it is proceeding with its merger with Wachovia Corporation (NYSE:WB) as a whole company transaction with all of Wachovia’s banking and other operations, requiring no financial assistance from the Federal Deposit Insurance Corporation (FDIC) or any other government agency.

Wells Fargo has submitted its application to the Federal Reserve Board seeking expedited approval of the merger and the share exchange agreement previously entered into between Wachovia and Wells Fargo. Under the share exchange agreement, Wachovia is issuing Wells Fargo preferred stock that votes as a single class with

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Wachovia’s common stock representing 39.9 percent of Wachovia’s voting power. The acquisition of the non-banking related operations of Wachovia and the share exchange agreement have received early termination from the Federal Trade Commission (FTC), under the Hart-Scott-Rodino Act.

As previously announced, under the definitive agreement between the two companies, Wells Fargo will acquire all outstanding shares of common stock of Wachovia in a stock-for-stock transaction. In the transaction, Wells Fargo will acquire all of Wachovia Corporation and all its businesses and obligations, including its preferred equity and indebtedness, and all its banking deposits.

Wells Fargo Chairman Dick Kovacevich said the merger is “simply an incredible fit that will result in an immensely strong, stable financial services company that will carry on Wachovia’s proud tradition of being one of the very best financial institutions in the world. We’re combining the industry’s number one ranking customer service culture of Wachovia with the industry’s number one sales and cross-selling culture of Wells Fargo. The best in service and the best in sales, an unbeatable combination. We also bring to this merger our 157 years of experience in financial services and the unparalleled convenience we can offer Wachovia customers through one of the most extensive financial services distributions systems in North America. We have the highest regard for the quality and commitment and caring of Wachovia team members.

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We believe their demonstrated commitment to outstanding customer service and their highest standards of community leadership are identical to our own values.”

Kovacevich reiterated that the two companies have a firm, binding merger agreement, are confident the merger will be completed, that it will keep Wachovia intact and create significant value for Wachovia and Wells Fargo shareholders. Wells Fargo will record Wachovia’s credit-impaired assets at fair value. “Credit teams at Wells Fargo have had an opportunity to work with their counterparts at Wachovia,” said Kovacevich. “Much of Wachovia’s portfolio involves businesses where Wells Fargo has a significant market presence, operating history and expertise. We have had experience with such businesses through a variety of credit cycles. Given our broad based operating expertise, and specific understanding of these individual businesses we believe we have adequately evaluated the risks inherent in the portfolios as of the time of this merger agreement.”

In addition, Kovacevich said Wells Fargo is pleased that Citigroup announced that it is no longer seeking that the Wells Fargo-Wachovia merger be enjoined. “We believe that that is the correct and right decision for our Country and our citizens and the health of our already stressed financial system, as well as our and Wachovia’s respective shareholders and stakeholders,” said Kovacevich.

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"We are delighted to stride ahead with Wells Fargo in creating a coast-to-coast financial institution -- one of the strongest financial firms in the world," said Wachovia Corporation President and CEO Robert K. Steel.

The combined company will have $1.42 trillion in assets, $787 billion in deposits, 48 million customers, $258 billion assets under management in mutual funds, 10,761 stores, 12,227 ATMs and 280,000 team members. The merger will create the nation’s premier coast-to-coast community banking presence with community banks in 39 states and the District of Columbia. Wachovia will add the following banking stores, ATMs and deposits to the combined company (Stores/ATMs as of 9/30/08; U.S. Deposits 6/30/08):

	Banking stores	ATMs	Deposits (billions)

Alabama	141	178	$8.8
Arizona	21	44	2.7
California	193	255	37.1
Colorado	34	35	4.8
Connecticut	74	105	7.4
Delaware	20	37	3.4
Florida	712	963	71.1
Georgia	277	653	27.8
Illinois	8	9.9
Kansas	8	8	1.2
Maryland	80	116	7.5
Mississippi	13	20.5
North Carolina	325	649	96.2
Pennsylvania	294	457	30.9
Nevada	6	26	19.0
New Jersey	312	468	28.4
New York	84	183	15.1
South Carolina	143	275	11.7
Tennessee	17	20.5
Texas	241	290	14.1
Virginia	290	443	25.9

Washington D.C.	32	66	6.9

Total	3325	5300	$422

The combined company will be #1 in deposit market share * in 17 of its 39 Community Banking states: Alaska, Arizona, California, Colorado, Florida, Georgia, Idaho Minnesota, Iowa, Montana, Nebraska, New Jersey, New Mexico, North Carolina, South Dakota, Texas, and Virginia. Ninety-three percent of its deposits will be in states in which it ranks #1, 2 or 3 and the combined company will rank #1 in ten of the nation’s 20 largest Metropolitan Statistical Areas (MSAs) in deposit market share. *

* excludes deposits greater than $500 million in a single banking store

Wells Fargo also is the nation’s:

  #1 small business lender,
  #1 agricultural lender,
  #1 commercial real estate broker,
  #2 largest mortgage originator,
  #2 largest mortgage servicer,
  #2 largest debit card issuer,
  #1 financial services provider to middle market businesses in the western U.S. and a national presence in commercial banking (29 states), largest bank-owned U.S. insurance brokerage

Wells Fargo & Company is a diversified financial services company with $609 billion in assets, providing banking, insurance, investments, mortgage and consumer finance through almost 6,000 stores and the internet (wellsfargo.com) across North America and elsewhere internationally. Wells Fargo Bank, N.A. is the only bank in the U.S., and one of only two banks worldwide, to have the highest possible credit rating from both Moody’s Investors Service, “Aaa,” and Standard & Poor’s Ratings Services, “AAA.”

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FORWARD-LOOKING STATEMENTS
This news release contains forward-looking statements about Wells Fargo and Wachovia and the proposed transaction between the companies. There are several factors – many beyond Wells Fargo’s control – that could cause actual results to differ significantly from expectations described in the forward-looking statements. Among these factors are the receipt of necessary regulatory approvals and the approval of Wachovia shareholders. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them to reflect changes that occur after that date.

For a discussion of factors that may cause actual results to differ from expectations, refer to each company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, and Annual Report on Form 10-K for the year ended December 31, 2007, including information incorporated into each company’s 10-K from their respective 2007 annual reports, filed with the Securities and Exchange Commission (SEC) and available on the SEC’s website at www.sec.gov.

MORE INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT
The proposed merger will be submitted to Wachovia Corporation shareholders for their consideration. Wells Fargo will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of Wachovia Corporation that also constitutes a prospectus of Wells Fargo. Wachovia Corporation will mail the proxy statement-prospectus to its shareholders. Wachovia shareholders and other investors are urged to read the final proxy statement-prospectus when it becomes available because it will describe the proposed merger and contain other important information. You may obtain copies of all documents filed with the SEC regarding the proposed merger, free of charge, at the SEC’s website (www.sec.gov). You may also obtain free copies of these documents by contacting Wells Fargo or Wachovia, as follows:

Wells Fargo & Company, Attention Corporate Secretary, MAC N9305-173, Sixth and Marquette, Minneapolis, Minnesota 55479, (612) 667-0087.

Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, North Carolina 28288, (704) 374-6782

Wells Fargo and Wachovia and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Wachovia Corporation shareholders in connection with the proposed merger. Information about Wells Fargo’s directors and executive officers and their ownership of Wells Fargo common stock is contained in the definitive proxy statement for Wells Fargo’s 2008 annual meeting of stockholders, as filed by Wells Fargo with the SEC on Schedule 14A on March 17, 2008. Information about Wachovia’s directors and executive officers and their ownership of Wachovia common stock is contained in the definitive proxy statement for Wachovia’s 2008 annual meeting of shareholders, as filed by Wachovia with the SEC on Schedule 14A on March 10, 2008. You may obtain a free copy of these documents by contacting Wells Fargo or Wachovia at the contact information provided above. The proxy statement-prospectus for the proposed merger will provide more information about participants in the solicitation of proxies from Wachovia Corporation shareholders.